FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

April 19, 2007

Item 3: News Release:

A news release dated and issued on April 19, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. outlook for 2007-2008 work program and report on the Bathurst Mining Camp First Year Results.

Item 5: Full Description of Material Change:

April 19, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that the province of New Brunswick has committed funding for the second and last year of the exploration program of the option period which has started on April 1st, 2007, and will terminate on March 31st, 2008.  The program will consist of ground geophysical surveys (Titan 24), a review of the airborne Mega TEM data, soil geochemical surveys followed-up by a diamond drilling program.  At this stage, it is proposed to survey five main target areas with the Titan 24 ground geophysical survey system totaling approximately 135 line km.  A diamond drilling program testing the Titan 24 targets as well as a series of various types of targets will consist of approximately 25,000 meters in 50 diamond drill holes.  Field work is scheduled to resume in June 2007 with line cutting, ground geophysics and diamond drilling.

Update on the Bathurst First Year Work Program with Xstrata Zinc Canada

El Nino is also pleased to announce that drill hole ELN-07-129, comprised in the 2006-2007 Bathurst drilling program with Xstrata Zinc Canada, has intersected a horizon of massive to semi-massive sulphide mineralization interpreted to represent the up-dip, near surface, extension of the Gilmour South mineralized trend.  The sulphide zone was intersected between 163.70 and 166.60 meters down hole with combined assay results grading 3.39% Zn, 2.86% Pb, 0.15% Cu and 8.36 g/t Ag over 2.80 meters including an intercept of 1.10 meters at 6.63% Zn, 5.65% Pb, 0.29% Cu and 16.10 g/t Ag.

The Gilmour mineralized trend was originally discovered in 1977.  The southern extension of this trend, Gilmour South, was discovered in 1995 and subsequently drilled on a 200 meter spaced drill pattern, by Noranda Exploration between 1995 and 2000.  The mineralized trend consists of intermittent massive to semi-massive sulphide mineralization of varying grades and thickness ranging from 18.20% Zn and 11.20% Pb over 0.22 meters to 1.10% Zn over 23.70 meters.  The zone is untested from surface down to the 200 meter mark below surface and along most of the 1400 meter strike length extension.  The mineralized trend occurs along the Brunswick Horizon in a geological setting similar to the Brunswick No.12 and No.6 deposits.

The first year of the Bathurst Option agreement, which was signed on May 26th, 2006, was terminated on March 31st, 2007, with a total budget expenditure of $5.0M CDN.  The program was funded 50% ($2.5M) by El Niño Ventures and 50% ($2.5M) by Xstrata Zinc Canada, through a Grant Program with the New Brunswick Government.  Under the term of this agreement, El Niño will spend $5.0M CDN over a two year period to vest a 50% interest in the Xstrata Zinc Canada Bathurst properties.

Work Highlights

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A total of 220 line km of Titan 24 ground geophysical survey was completed

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An Heli-GeoTEM survey was completed over 3 grids totaling 291 line km

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Several soil geochemical surveys were performed collecting 1,097 samples

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Up to five drill rigs were in operation during the diamond drilling program

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42 diamond drill holes were completed for 17,082 meters

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30 diamond drill holes were surveyed with the borehole EM system

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341 new claims were staked

The Bathurst Option Agreement exploration program completed during the first year period has returned encouraging results that are summarized below:

Result Highlights

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Camel Back Area: Hole ELN-06-095 drilled west of the Camel Back Deposit returned 2.2 meters at 4.93% Zn and 0.71% Pb including 1.3 meter at 7.48% Zn and 1.02% Pb from a 7.20 meter massive sulphide intercept (Sept. 13, 2006)

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Mount Fronsac North Deposit: The drilling along the Titan 24 anomaly located at a vertical depth of 300 meters and up dip from high grade historical intersections returned the following significant assay results (Nov. 17, 2006):

DDH	From (m)	To (m)	Width (m)	Zn %	Pb %	Ag g/t
ELN-06-097	306.85	309.85	3.0	5.68	1.93	39.0
ELN-06-101	269.9	272.9	3.0	5.04	0.28	11.4
ELN-06-100	322.1	327	4.9	1.15	0.22	5.4

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Devil’s Elbow Area: Hole ELN-06-105 drill tested a Titan 24 target located east of the Devil’s Elbow Deposit 300 meters below surface and returned a composite intersection of the massive sulphide horizon grading at 0.58% Cu, 0.03% Pb, 0.20% Zn and 6.05 g/t Ag over 5.9 meters including an intercept of 1.06 % Cu over 1.0 meters.

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Gilmour South Trend: Hole ELN-07-129 intersection reported above (3.39% Zn, 2.86% Pb, 0.15% Cu and 8.36 g/t Ag over 2.80 meters including 1.10 meters at 6.63% Zn, 5.65% Pb, 0.29% Cu and 16.10 g/t Ag).

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Titan 24: During the program, 42 diamond drill holes were performed including 17 drill holes (40%) that targeted Titan 24 anomalies.  Drilling on the Titan 24 targets has returned sulphide mineralization (massive, semi-massive or disseminated) as the source of the anomaly in 8 holes which represents 47%.

Quality Control

Drill core is logged at the Brunswick No. 12 minesite exploration core shack and mineralized interval samples are taken from the drill core (NQ size) sawed in half with one half sent to the Brunswick No. 12 laboratory and the other half retained for future reference.  A strict QA/QC program is followed which includes mineralization standards, blanks and field duplicates for each batch of samples.  The Bathurst Mining Camp Exploration Program is being carried out under the direction of Xstrata Zinc Canada exploration manager Normand Dupras, P. Geo., a qualified person as defined by National Instrument 43-101 guidelines.  The information in this release was prepared under the direction of Doug Clark P. Geo., Geologist for El Niño Ventures Inc., a qualified person as defined by National Instrument 43-101.

About the Bathurst Agreement

El Nino Ventures has the opportunity to earn a 50% interest in a large number of mineral claims and two permitted areas held by Xstrata Zinc Canada (formerly Falconbridge Limited) occupying approximately 108,800 hectares in the Bathurst Mining Camp. In order to vest with a 50% interest El Nino is required to spend $5.0 million in exploration by March 31, 2008. Xstrata Zinc Canada is the Project Operator.  (See details May 26, 2006 news release)

About El Niño Ventures Inc.

El Niño Ventures is an exploration stage company whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets. El Niño Ventures has entered into an Option / Joint Venture Agreement with Xstrata Zinc Canada to explore the world class Bathurst Zinc / Base Metals Mining Camp in Bathurst, New Brunswick, Canada.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 19th day of April 2007.